Exhibit 10.1

FIRST AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT
This First Amendment to Amended and Restated Credit Agreement (this “First Amendment”) is executed as of September 15, 2014 (the “First Amendment Effective Date”), by and among BLUEKNIGHT ENERGY PARTNERS, L.P., a Delaware limited partnership (the “Borrower”), WELLS FARGO BANK, NATIONAL ASSOCIATION, as administrative agent (“Administrative Agent”), and the Lenders (as defined below) party hereto.
W I T N E S S E T H:
WHEREAS, Borrower, Administrative Agent and the financial institutions party thereto (“Lenders”) are parties to that certain Amended and Restated Credit Agreement dated as of June 28, 2013 (as amended prior to the date hereof, the “Credit Agreement”) (unless otherwise defined herein, all terms used herein with their initial letter capitalized shall have the meaning given such terms in the Credit Agreement, as amended hereby);

WHEREAS, Knight Warrior LLC, a Texas limited liability company (“Knight Warrior”), a Subsidiary Guarantor and a wholly-owned subsidiary of the Borrower, intends to finance the construction and development of an approximately 160-mile (up to 16-inch) pipeline system for the transportation of crude oil, which is expected to initially traverse the following counties in the state of Texas: Grimes County, Houston County, Leon County, Madison County, Walker County, Harris County and Montgomery County, which is to be owned and operated by Knight Warrior (the “Knight Warrior Pipeline”);
WHEREAS, the Borrower has requested the Administrative Agent and the Required Lenders to enter into this First Amendment to amend certain terms of the Credit Agreement to, among other things, facilitate the construction of the Knight Warrior Pipeline, as set forth herein, to be effective as of the First Amendment Effective Date.
NOW THEREFORE, for and in consideration of the premises and the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower, Administrative Agent and the Lenders party hereto hereby agree as follows:

SECTION1. Amendments. In reliance on the representations, warranties, covenants and agreements contained in this First Amendment, and subject to the satisfaction of the conditions precedent set forth in Section 2 hereof, the Credit Agreement is hereby amended, effective as of the First Amendment Effective Date, in the manner provided in this Section 1.

1.1. Amendment to Definitions. Certain definitions contained in Section 1.1 of the Credit Agreement are hereby amended as follows:

(a)The final sentence of the first paragraph of the definition of “Consolidated EBITDA” contained in Section 1.1 of the Credit Agreement is hereby amended by deleting the reference to “or the Silverado JV” contained therein.

(b)Clause (a) of the definition of “Consolidated EBITDA” contained in Section 1.1 of the Credit Agreement is hereby amended and restated to read in full as follows:

“(a) prior to the Commercial Operation Date of a Material Project (but including the fiscal quarter in which such Commercial Operation Date occurs), a percentage (based upon the then-current completion percentage of such Material Project) of an amount to be approved by the Administrative Agent as the projected Consolidated EBITDA attributable to such Material Project for the first 12-month period following the Scheduled Commercial Operation Date (as hereinafter defined) of such Material Project (such amount to be determined based on customer contracts or tariff-based customers relating to such Material Project, the creditworthiness of the other parties to such contracts or such tariff-based customers, and projected revenues from such contracts, tariffs, capital costs and expenses, Scheduled Commercial Operation Date, and other factors reasonably deemed appropriate by the Administrative Agent), which amount may, at the Borrower’s option, be added to actual Consolidated EBITDA for the fiscal quarter in which construction of such Material Project commences and for each fiscal quarter thereafter until the Commercial Operation Date of such Material Project (including the fiscal quarter in which such Commercial Operation Date occurs, but net of any actual Consolidated EBITDA of the Borrower attributable to such Material Project following such Commercial Operation Date); provided that if the projection of Consolidated EBITDA attributable to such Material Project is revised prior to the Commercial Operation Date of such Material Project by an amount that exceeds the greater of (1) $2,500,000 and (2) 5% of the most recent projection of Consolidated EBITDA delivered to the Administrative Agent with respect to such Material Project, the Borrower shall provide the Administrative Agent with such revised projections together with a revised Material Project Consolidated EBITDA Adjustment reflecting such revised projections, which new Material Project Consolidated EBITDA Adjustment shall be subject to approval by the Administrative Agent; provided further that if the actual Commercial Operation Date does not occur by the Scheduled Commercial Operation Date, then the foregoing amount shall be reduced, for quarters ending after the Scheduled Commercial Operation Date to (but excluding) the first full quarter after its actual Commercial Operation Date, by the following percentage amounts depending on the period of delay (based on the period of actual delay or then-estimated delay, whichever is longer): (i) 90 days or less, 0%, (ii) longer than 90 days, but not more than 180 days, 25%, (iii) longer than 180 days but not more than 270 days, 50%, and (iv) longer than 270 days, 100%; and”
(c)The final paragraph of the definition of “Consolidated EBITDA” contained in Section 1.1 of the Credit Agreement is hereby amended and restated to read in full as follows:

“Notwithstanding the foregoing: (A) no Material Project Consolidated EBITDA Adjustment shall be allowed in any fiscal quarter with respect to any Material Project unless: (y) not later than 30 days (or such shorter period as is acceptable to the Administrative Agent in its reasonable discretion) prior to the delivery of any Compliance Certificate required by the terms and provisions of Section 6.2(a) to the extent Material Project Consolidated EBITDA Adjustments will be made to Consolidated EBITDA for the period covered by the applicable Compliance Certificate, the Borrower shall have delivered to the Administrative Agent written projections of Consolidated EBITDA of the Borrower (or the applicable Restricted Subsidiary) attributable to such Material Project and shall provide updated projections for such Material Project for each fiscal quarter in which such Material Project is ongoing until the Commercial Operation Date, and (z) prior to the date such compliance certificate is required to be delivered, the Administrative Agent shall have approved such projections and will have received such other information (including updated status reports summarizing each Material Project currently under construction and covering original anticipated and current projected cost, Capital Expenditures (completed and remaining), the anticipated Commercial Operation Date, which may not be modified without the consent of the Administrative Agent (the “Scheduled Commercial Operation Date”), total Material Project Consolidated EBITDA Adjustments and the portion thereof to be added to Consolidated EBITDA and other information regarding projected revenues, customers and contracts supporting such projections and the anticipated Commercial Operation Date) and documentation as the Administrative Agent may reasonably request, all in form and substance reasonably satisfactory to the Administrative Agent; and (B) the aggregate amount of all Material Project Consolidated EBITDA Adjustments during any period shall be limited to 20% of the total actual Consolidated EBITDA of the Borrower and its Restricted Subsidiaries for such period (which total actual Consolidated EBITDA shall be determined without including any Material Project Consolidated EBITDA Adjustments), provided, that if the Borrower has delivered the Knight Warrior Pipeline Initiation Certificate to the Administrative Agent, then at such time as the Borrower shall have issued and sold additional Capital Stock (other than Disqualified Capital Stock) during the period beginning on the First Amendment Effective Date and ending on the Commercial Operation Date of the Knight Warrior Pipeline, with gross proceeds thereof in the aggregate minimum amount of $150,000,000 and the net proceeds therefrom have been used to finance construction of the Knight Warrior Pipeline (or repay Loans incurred to finance such construction), then the percentage limitation set forth above in this clause (B) shall be increased to be 25% for all periods ending prior to the date that is the earliest of: (i) the first day of the fiscal quarter commencing after the Commercial Operation Date of the Knight Warrior Pipeline, (ii) December 31, 2016 and (iii) the date upon which construction of the Knight Warrior Pipeline has been cancelled or terminated.”
(d)The definition of “Designated Silverado Proceeds” is hereby deleted from Section 1.1 of the Credit Agreement.

(e)The definition of “Loan Documents” contained in Section 1.1 of the Credit Agreement is hereby amended and restated to read in full as follows:

“Loan Documents”: this Agreement, the First Amendment, the Security Documents, the Notes, the Letters of Credit, the Letter of Credit Agreements, and any amendment, waiver, supplement or other modification to any of the foregoing.”
(f)The definition of “Material Project” contained in Section 1.1 of the Credit Agreement is hereby amended and restated to read in full as follows:

“Material Project”: the construction or expansion of any capital project of the Borrower or its Restricted Subsidiaries, the aggregate capital cost of which (inclusive of capital costs expended prior to the acquisition thereof) is reasonably expected by the Borrower, or the applicable Restricted Subsidiary, to exceed $7,500,000; provided that together with the written projections of Consolidated EBITDA delivered to the Administrative Agent pursuant to any Material Project Consolidated EBITDA Adjustment as set forth in the final paragraph of the definition of “Consolidated EBITDA”, the Borrower shall deliver to the Administrative Agent a certificate setting forth such Material Project and the calculation for the proposed

Investment which calculation must be acceptable to the Administrative Agent in its reasonable discretion.”
(g)The definition of “Permitted Silverado JV Investments” is hereby deleted from Section 1.1 of the Credit Agreement.

(h)The definition of “Silverado JV” is hereby deleted from Section 1.1 of the Credit Agreement.

1.2.    Additional Definitions. Section 1.1 of the Credit Agreement is hereby amended to add the following definitions in alphabetical order to such Section:

“Eaglebine Agreement”: that certain Crude Oil Throughput and Deficiency Agreement, executed on or before the First Amendment Effective Date, by and between Eaglebine Crude Oil Marketing LLC, a Delaware limited liability company, as Shipper, and Knight Warrior, as Carrier.
“First Amendment”: that certain First Amendment to Amended and Restated Credit Agreement dated as of September 15, 2014, entered into by and among the Borrower, the Administrative Agent and the Lenders party thereto.
“First Amendment Effective Date”: as defined in the First Amendment.
“Knight Warrior”: Knight Warrior LLC, a Texas limited liability company.
“Knight Warrior EPC Contract”: one or more agreements entered into by Knight Warrior, or another Loan Party, in each case providing for engineering or construction services in connection with the Knight Warrior Pipeline.
“Knight Warrior Pipeline”: an approximately 160-mile (up to 16-inch) pipeline system for the transportation of crude oil, which is expected to initially traverse the following counties in the state of Texas: Grimes County, Houston County, Leon County, Madison County, Walker County, Harris County and Montgomery County, which is to be owned and operated by Knight Warrior.
“Knight Warrior Pipeline Initiation Certificate”: a certificate delivered by the Borrower to the Administrative Agent certifying that Knight Warrior, or another Loan Party, has spent at least $15,000,000 of the then projected Capital Expenditures to be spent in connection with the Knight Warrior Pipeline.
“Knight Warrior Pipeline Leverage Election Certificate”: a certificate delivered by the Borrower to the Administrative Agent (i) certifying that Knight Warrior has spent fifty percent (50%) of the then total projected Capital Expenditures to be spent in connection with the Knight Warrior Pipeline, in accordance with the Borrower’s latest projections for cost and expenses associated with construction of the Knight Warrior Pipeline that were delivered to the Administrative Agent in connection with the Material Project EBITDA Adjustment, and (ii) electing to increase the maximum Consolidated Total Leverage Ratio to 5.50 to 1.00 for any two consecutive fiscal quarters ending after the date of delivery of such certificate but on or prior to September 30, 2016.

“Qualified Senior Notes Date”: the date on which the Borrower issues Qualified Senior Notes in an aggregate principal amount (when combined with the principal amount of all other Qualified Senior Notes previously or concurrently issued) that equals or exceeds $200,000,000.
1.3.    Amendment to Section 6.2. Section 6.2 of the Credit Agreement is hereby amended by inserting the following as clause (h) at the end of such Section 6.2:

“(h)    promptly following the execution and delivery thereof, true and correct copies of any Knight Warrior EPC Contracts that obligate or could be reasonably expected to obligate Knight Warrior or other Loan Party to spend $30,000,000 or more, either individually or when aggregated with all other Knight Warrior EPC Contracts entered into by the Borrower or any Subsidiary with the same counterparty or such counterparty’s Affiliates.
1.4.    Amendment to Section 7.1. Section 7.1(a) of the Credit Agreement is hereby amended and restated in its entirety as follows:

“(a)    Consolidated Total Leverage Ratio.
(i) For all periods ending prior to the Qualified Senior Notes Date, (A) permit the Consolidated Total Leverage Ratio as at the last day of any fiscal quarter ending prior to the date that the Borrower delivers the Knight Warrior Pipeline Initiation Certificate to the Administrative Agent to exceed 4.50 to 1.00 and (B) permit the Consolidated Total Leverage Ratio as at the last day of any fiscal quarter ending on or after the date that the Borrower delivers the Knight Warrior Pipeline Initiation Certificate to the Administrative Agent to exceed the ratio set forth below opposite such fiscal quarter:

Each Fiscal Quarter Ending on the Following Dates	Consolidated Total Leverage Ratio
September 30, 2014	4.50 to 1.00
December 31, 2014	4.50 to 1.00
March 31, 2015	5.00 to 1.00
June 30, 2015	5.00 to 1.00
September 30, 2015	5.00 to 1.00
December 31, 2015	5.00 to 1.00
March 31, 2016	5.00 to 1.00
June 30, 2016	5.00 to 1.00
September 30, 2016	5.00 to 1.00
December 31, 2016	4.75 to 1.00
March 31, 2017 and each fiscal quarter ending thereafter	4.50 to 1.00

provided, that (Y) from and after the last day of the fiscal quarter immediately preceding the fiscal quarter in which a Specified Acquisition occurs to and including the last day of the second full fiscal quarter following the fiscal quarter in which such Specified Acquisition occurred, the Consolidated Total Leverage Ratio shall not exceed 5.00 to 1.00, regardless of the amounts set forth above in clauses (A) or (B) with respect to the applicable fiscal quarters and (Z) if the Knight Warrior Pipeline Leverage Election Certificate has been delivered to the Administrative Agent, then the Consolidated Total Leverage Ratio shall not exceed 5.50 to 1.00 for the two consecutive fiscal quarters specified in such certificate, which end after the date of delivery of such certificate but on or prior to September 30, 2016, regardless of the amounts set forth above in clause (B) with respect to the applicable fiscal quarters; and
(ii) For all periods ending on or after the Qualified Senior Notes Date, the Borrower shall not permit the Consolidated Total Leverage Ratio as at the last day of any fiscal quarter to exceed 5.00 to 1.00, provided, that if the Borrower has delivered the Knight Warrior Pipeline Initiation Certificate to the Administrative Agent, then from and after the last day of the fiscal quarter in which the Qualified Senior Notes Date has occurred, the Consolidated Total Leverage Ratio shall not exceed the ratio set forth below opposite such fiscal quarter:

Each Fiscal Quarter Ending on the Following Dates	Consolidated Total Leverage Ratio
September 30, 2014	5.00 to 1.00
December 31, 2014	5.00 to 1.00
March 31, 2015	5.50 to 1.00
June 30, 2015	5.50 to 1.00
September 30, 2015	5.50 to 1.00
December 31, 2015	5.50 to 1.00
March 31, 2016	5.50 to 1.00
June 30, 2016	5.50 to 1.00
September 30, 2016	5.50 to 1.00
December 31, 2016 and each fiscal quarter ending thereafter	5.00 to 1.00
”
1.5.    Amendment to Section 7.7. Section 7.7(j) of the Credit Agreement is hereby amended and restated in its entirety as follows:

“(j)    [Intentionally omitted.]
1.6.    Amendment to Article 7. Article 7 of the Credit Agreement is hereby amended by inserting the following clause as Section 7.20 at the end of such Article:

“Section 7.20. Knight Warrior Agreements.
(a)    Permit the Borrower or its Subsidiaries to execute any Knight Warrior EPC Contracts that obligate or could be reasonably expected to obligate the Borrower or such Subsidiary to spend $30,000,000 or more, either individually or when aggregated with all other Knight Warrior EPC Contracts entered into by the Borrower or any Subsidiary with the same counterparty or such counterparty’s Affiliates, unless such Knight Warrior EPC Contract (i) shall permit the Borrower or such Subsidiary to terminate any such contract or agreement at any time and (ii) shall not prohibit or restrict the Borrower or such Subsidiary from pledging and/or assigning its rights and interests in and to such contract or agreement (A) as Collateral to the Administrative Agent for the benefit of the Secured Parties or (B) in connection with a disposition of the Knight Warrior Pipeline to a third party.
(b)    Permit Knight Warrior, or its successors and assigns, to amend, modify or terminate the Eaglebine Agreement in any manner that would be adverse to the interests of the Lenders in any material respect, provided, that for purposes hereof, any amendment or modification to the Eaglebine Agreement that would materially decrease or reduce the committed volume of throughput or the amount of any deficiency payments or revenue thereof shall be deemed to be adverse to the Lenders in a material respect.
SECTION 2.    Conditions Precedent. The effectiveness of the amendments to the Credit Agreement set forth in Section 1 hereof is subject to satisfaction of the following:

2.1.    No Material Adverse Change. Since December 31, 2013, there shall have been no Material Adverse Effect.

2.2.    No Default. No Default or Event of Default shall have occurred which is continuing.

2.3.    Fees and Expenses. Borrower shall have paid to Administrative Agent all fees separately agreed by Borrower that are due and owing to Administrative Agent or the Lenders party hereto in connection with this First Amendment, and Borrower shall have paid all reasonable fees and expenses incurred by Administrative Agent (including, without limitation, reasonable fees and expenses of counsel to Administrative Agent) in the preparation, execution, review and negotiation of this First Amendment and the other Loan Documents to the extent Borrower receives an invoice therefor at least two Business Days prior to the First Amendment Effective Date.

2.4.    Eaglebine Agreement. Administrative Agent shall have received a true and correct copy of the Eaglebine Agreement, and such Eaglebine Agreement will be in form and substance reasonably satisfactory to the Administrative Agent.

2.5.    Knight Warrior Pipeline Projections. Administrative Agent shall have received reasonably satisfactory projections prepared by management of Borrower with respect to the Knight Warrior Pipeline, including projected Capital Expenditures in connection with the construction thereof, and projected Consolidated EBITDA attributable to the Knight Warrior Pipeline, such projections to be consistent in all material respects with information previously provided to the Administrative Agent in connection with the First Amendment.

SECTION 3.    Representations and Warranties of Borrower. To induce the Lenders party hereto and Administrative Agent to enter into this First Amendment, Borrower hereby represents and warrants to such Lenders and Administrative Agent as follows:

3.1.    Reaffirm Existing Representations and Warranties. Each representation and warranty of Borrower and its Subsidiaries contained in the Credit Agreement and the other Loan Documents is true and correct in all material respects on the date hereof and will be true and correct in all material respects immediately after giving effect to the amendments set forth in Section 1 hereof (other than representations and warranties that were made as of a specific date, in which case such representations and warranties were true and correct in all material respects when made), except that to the extent that any such representation and warranty is already qualified by materiality, such representation and warranty shall be true and correct in all respects.

3.2.    Due Authorization; No Conflict. The execution, delivery and performance of this First Amendment are within Borrower's limited partnership powers, have been duly authorized by all necessary organizational or corporate action, require no action by or in respect of, or filing with, any governmental body, agency or official and do not violate or constitute a default under any provision of applicable law or any material agreement binding upon Borrower or result in the creation or imposition of any Lien upon any of the assets of Borrower.

3.3.    Validity and Enforceability. This First Amendment constitutes the valid and binding obligation of Borrower enforceable in accordance with its terms, except as (a) the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditor's rights generally, and (b) the availability of equitable remedies may be limited by equitable principles of general application, regardless of whether considered in a proceeding in equity or at law.

3.4.    No Default or Event of Default. No Default or Event of Default has occurred which is continuing.

3.5.    No Defense. Borrower acknowledges that Borrower has no defenses to (a) Borrower’s obligation to pay the Obligations when due, or (b) the validity, enforceability or binding effect against Borrower and each Loan Party, as applicable, of the Credit Agreement or any of the other Loan Documents or any Liens intended to be created thereby.

SECTION 4.    Miscellaneous.

4.1.    No Waivers. No failure or delay on the part of Administrative Agent or Lenders to exercise any right or remedy under the Credit Agreement, any other Loan Documents or applicable law shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise of any right or remedy, all of which are cumulative and may be exercised without notice except to the extent notice is expressly required (and has not been waived) under the Credit Agreement, the other Loan Documents and applicable law.

4.2.    Reaffirmation of Loan Documents. Any and all of the terms and provisions of the Credit Agreement and the Loan Documents shall, except as amended and modified hereby, remain in full force and effect. The amendments contemplated hereby shall not limit or impair any Liens securing the Obligations (subject to Liens permitted by Section 7.3 of the Credit Agreement), and such Liens are hereby ratified, affirmed and extended to secure and guarantee the Obligations as they may be modified pursuant hereto.

4.3.    Parties in Interest. All of the terms and provisions of this First Amendment shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

4.4.    Counterparts. This First Amendment may be executed in counterparts, and all parties need not execute the same counterpart; however, no party shall be bound by this First Amendment until Borrower, Administrative Agent and the Required Lenders have executed a counterpart. Facsimiles or other electronic transmission (e.g., .pdf) shall be effective as originals.

4.5.    Complete Agreement. THIS FIRST AMENDMENT, THE CREDIT AGREEMENT AND THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT AMONG THE PARTIES HERETO AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR OR CONTEMPORANEOUS ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN OR AMONG THE PARTIES.

4.6.    Headings. The headings, captions and arrangements used in this First Amendment are, unless specified otherwise, for convenience only and shall not be deemed to limit, amplify or modify the terms of this First Amendment, nor affect the meaning thereof.

4.7.    Effectiveness. This First Amendment shall be effective automatically and without necessity of any further action by Borrower, Administrative Agent or Lenders when counterparts hereof have been executed by Borrower, Administrative Agent and the Required Lenders, and all conditions to the effectiveness hereof set forth herein have been satisfied.

4.8.    Governing Law. THIS FIRST AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS FIRST AMENDMENT AND ANY CLAIM OR CONTROVERSY ARISING OUT OF OR RELATED TO THIS FIRST AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be duly executed by their respective authorized officers as of the date and year first above written.
BORROWER:
BLUEKNIGHT ENERGY PARTNERS, L.P.
By:    Blueknight Energy Partners G.P., L.L.C., its             general partner

By: /s/ Alex G. Stallings
Name: Alex G. Stallings
Title: Chief Financial Officer

ADMINISTRATIVE AGENT/LENDER:
WELLS FARGO BANK, NATIONAL ASSOCIATION, as Administrative Agent, Issuing Lender and as a Lender

By: /s/ Jason M. Hicks
Name: Jason M. Hicks
Title: Managing Director

LLOYDS BANK PLC, as Co-Syndication Agent and as a Lender

By: /s/ Stephen Giacolone
Name: Stephen Giacolone
Title: Assistant Vice President - G011
By: /s/ Daven Popat
Name: Daven Popat
Title: Senior Vice President - P003

ROYAL BANK OF CANADA, as Co-Syndication Agent and as a Lender

By: /s/ Mark Lumpkin, Jr.
Name: Mark Lumpkin, Jr.
Title: Authorized Signatory

NATIXIS, as Co-Documentation Agent and as a Lender

By: /s/ Louis P. Laville III
Name: Louis P. Laville III
Title: Managing Director

By: /s/ Jarrett Price
Name: Jarrett Price
Title: Vice President

SUNTRUST BANK, as Co-Documentation Agent and a Lender

By: /s/ Carmen Malizia
Name: Carmen Malizia
Title: Director

SOCIÉTÉ GÉNÉRALE, as a Lender

By: /s/ Barbara Paulsen
Name: Barbara Paulsen
Title: Managing Director

BBVA COMPASS, as a Lender

By: /s/ Ann Van Wagener
Name: Ann Van Wagener
Title: Senior Vice President

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A., "RABOBANK NEDERLAND", NEW YORK BRANCH, as a Lender

By:
Name:
Title:

CITIBANK, N.A., as a Lender

By: /s/ Clinton Gerst
Name: Clinton Gerst
Title: Vice President

MIZUHO CORPORATE BANK LTD., as a Lender

By: /s/ Leon Mo
Name: Leon Mo
Title: Authorized Signatory

AMEGY BANK, NATIONAL ASSOCIATION, as a Lender

By: /s/ Larry L. Sears
Name: Larry L. Sears
Title: Senior Vice President

CADENCE BANK, as a Lender

By: /s/ David Anderson
Name: David Anderson
Title: Vice President